

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010
WASH. D.C.
193
SECTION

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Brands Corporation Retirement Savings Plan
14901 South Orange Blossom Trail
Orlando, Florida 32837

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

Tupperware Brands Corporation Retirement Savings Plan

Index to Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS **Page No.**

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBITS

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tupperware Brands Corporation Retirement Savings Plan
(Name of Plan)



By: ____________________________________
Thomas M. Roehlk
Management Committee for Employee Benefits

June 24, 2010
Orlando, Florida

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009 AND 2008

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

McGladrey & Pullen, LLP
Certified Public Accountants


McGladrey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan
Orlando, Florida

We have audited the accompanying statements of net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investments as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orlando, Florida
June 24, 2010

McGladrey & Pullen LLP

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets		
Participant directed investments, at fair value		
Mutual funds	$ 47,428,601	$ 33,241,864
Common/collective trust	16,471,591	16,657,994
Common stock	16,204,450	8,182,102
Participant loans	1,934,908	1,859,458
Money market funds	248,298	99,647
Total investments	82,287,848	60,041,065
Accrued income	87,036	78,793
Total assets	82,374,884	60,119,858
Liabilities		
Accounts payable	15,367	12,163
Due to brokers for securites purchased	85,355	68,929
Total liabilities	100,722	81,092
Net assets available for benefits at fair value	82,274,162	60,038,766
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	306,292	898,566
Net assets available for benefits	$ 82,580,454	$ 60,937,332

See Accompanying Notes to Financial Statements

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Net assets available for benefits, beginning of year	$ 60,937,332
Investment income:	
Net appreciation in fair value of investments	17,878,356
Interest and dividend income	1,739,666
Total investment income	19,618,022
Contributions:	
Company contributions	2,696,859
Participant contributions	2,277,133
Total contributions	4,973,992
Deductions:	
Benefits paid to participants	2,903,657
Administrative expenses	45,235
Total deductions	2,948,892
Net increase during the year	21,643,122
Net assets available for benefits, end of year	$ 82,580,454

See Accompanying Notes to Financial Statements

Note 1 - Description of the Plan

General

The Tupperware Brands Corporation Retirement Savings Plan (the Plan) is a defined contribution plan established in 1996 to cover eligible employees of Tupperware Brands Corporation and certain of its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The investment assets of the Plan are held in the Tupperware Brands Corporation Defined Contribution Trust (the Trust) by Fidelity Management Trust Company (Fidelity), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers and employees of the Company appointed by the Compensation and Management Development Committee of the Board of Directors of the Company (the Compensation Committee).

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Eligibility

To be eligible for participation in the Plan an employee must have a base of employment within the United States or be a U.S. citizen participating in the U.S. Social Security program and employed by a foreign affiliate. Employees who are active participants in any other defined contribution plan to which the Company or any subsidiary makes contributions on their behalf, or are eligible for participation in any foreign retirement plan, are not eligible to participate in the Plan.

As soon as administratively practicable after the employee's employment commencement date, employees become eligible to participate in the Plan, unless he or she elects not to participate.

Contributions

A participant may elect to contribute from 1% to 25% of his or her compensation, in whole percentage points, up to $16,500 for 2009, subject to the limitation of the Internal Revenue Code (the "Code"). Newly eligible employees are automatically enrolled in the Plan with an employee contribution election of three percent (3%) of his or her compensation. Participants are allowed to terminate or adjust their contribution percentage at any time during the year, but only once per pay period.

For those participants who are 50 years old or older by the Plan's year-end and are making the maximum pre-tax contribution referred to above, an additional catch-up contribution of $5,500 was allowed in 2009.

Note 1 - Description of the Plan (Continued)

Company contributions to the Plan are comprised of matching contributions and basic contributions and become effective after six months of continuous employment. Company matching contributions are 50% of the participant's contribution up to 6% of eligible compensation. Company basic contributions are 5% of eligible compensation up to the Social Security Wage Base (SSWB) and 6% above the SSWB. The Social Security Wage Base was $106,800 for 2009. Participants may also rollover amounts representing distributions from other qualified plans.

Investment Options

Participants can elect to invest their contributions and the Company's basic and matching contributions in 1% increments in any of fifteen different investment options including fourteen mutual funds and a stable value fund (common/collective trust). If a participant fails to elect any of the available investments under the Plan, then his/her account balance or contributions is automatically invested in the Fidelity Freedom Fund having a target retirement date closest to the year in which the participant will attain age 65.

In January 2005 the Plan was amended to allow next day diversification of investment balances in the Tupperware Stock Fund (Stock Fund). In April 2007 the Stock Fund was closed to new investments and reallocations and participants were restricted in directing new contributions or existing investments in their other funds, to the Stock Fund. Nonetheless, participants have been allowed to continue to hold any investment and earnings thereon which was in the Stock Fund as of April 1, 2007. On September 1, 2010, the Plan will begin phasing out the Stock Fund and eliminate it as an investment option on June 1, 2011.

While the Company does not wish to discourage participants from investing in its stock, this design decision was made to (a) eliminate the potential conflict between the Company's role as fiduciary of the Plan and in its role as management, while possessing confidential insider information about the Company's performance and the consequential effects upon Company stock, and (b) to encourage participants to achieve a more diversified mix of investments.

If, upon the stated dates of reallocation, the participant has any of his or her Plan balance invested in the Stock Fund, the assets in such fund will be reallocated in the percentage amount that corresponds to the date of the reallocation as shown below, to the Fidelity Freedom Fund that has a target retirement date closest to the year the participant expects to retire using age 65 as normal retirement date. The Company reserves the right to modify the dates of reinvestment set forth below if circumstances warrant.

In an effort to make this a gradual process in which participants can time their own changes and/or rely on a pre-set automatic reallocation plan, the following schedule has been adopted.

Note 1 - Description of the Plan (Continued)

Percent of Stock Balance to be Reallocated	Date of Reallocation
25%	September 1, 2010
50%	December 1, 2010
75%	March 1, 2011
100%	June 1, 2011

Fidelity Freedom Funds are designed for investors expecting to retire around the year indicated in each fund's name. Except for the Freedom Income Fund®, the funds' asset allocation strategy becomes increasingly conservative as it approaches the target date and beyond. Ultimately, these funds are expected to merge with the Freedom Income Fund®.

Participants may also choose to redirect amounts still invested in the Stock Fund into the Plan's other investment alternatives before the scheduled reallocation dates.

As of December 31, 2009, the Plan's investment alternatives included the following:

American Funds – The Growth Fund of America Class R5: The American Funds is a domestic equity mutual fund and is a diversified portfolio consisting primarily of common stocks. The fund may also invest in convertible securities, nonconvertible preferred stocks and stocks of issuers outside the United States.

Dodge & Cox Stock Fund: This fund is a domestic equity mutual fund which seeks to provide long-term growth of principal and income with a secondary objective to provide reasonable current income. It invests primarily in a broadly diversified portfolio of common stocks. The fund invests in companies that appear to the fund managers to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth.

Spartan 500 Index Fund: The Spartan 500 Index Fund is an index fund that normally invests at least eighty percent of its assets in common stocks included in the S&P 500® Index which broadly represents the performance of common stocks publicly traded in the United States. This fund was previously known as the Spartan U.S. Equity Index Fund.

Fidelity Small Cap Independence Fund: This fund is a growth mutual fund and generally invests eighty percent of its assets in securities of companies with small capitalizations similar to companies in the Russell 2000® Index or the S&P SmallCap 600 Index.

Fidelity Diversified International Fund: This fund is a growth mutual fund which seeks capital growth and invests in common stocks of foreign companies.

Note 1 - Description of the Plan (Continued)

Fidelity Freedom Income Fund: This fund is an asset allocation fund which seeks high current income and some capital appreciation for those already in retirement. It invests approximately 40% in bond funds, 40% in mutual funds with short-term investment goals, 18% in domestic equity funds and 2% in international equity funds.

Fidelity Managed Income Portfolio (MIP): This fund is a stable value fund and seeks to preserve investment principal while earning interest income. This fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds. This fund may also invest in future contracts, option contracts and swap agreements. In 2009, the MCEB decided to eliminate the MIP as a Plan investment selection. Effective February 2010, the MIP was replaced by the SEI Stable Asset Fund.

Fidelity Freedom Funds: These are asset allocation funds which seeks high total return until their target retirement date and thereafter seeks high current income and capital appreciation. The approximate investment mix of each of the Freedom funds is as follows:

	Domestic equity funds	International equity funds	Bond funds	Short-term mutual funds
Fidelity Freedom 2000 Fund	19%	3%	39%	39%
Fidelity Freedom 2010 Fund	39%	11%	40%	10%
Fidelity Freedom 2020 Fund	48%	14%	35%	3%
Fidelity Freedom 2030 Fund	59%	17%	24%	-
Fidelity Freedom 2040 Fund	65%	19%	16%	-
Fidelity Freedom 2050 Fund	67%	22%	11%	-

Goldman Sachs Mid Cap Value Fund: This fund generally invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers selected by the fund manager, with public stock market capitalization within the range of the market capitalization of companies constituting the Russell Midcap® Value Index.

Western Asset Core Bond: This fund is an income mutual fund and seeks to provide maximum total return using what the fund manager considers to be prudent investment management. It invests primarily in U.S. government obligations, other investment-grade fixed-income securities and mortgage and asset-backed securities.

Participant Accounts

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Investment income and losses, as

Note 1 - Description of the Plan (Continued)

well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Each participant's account is credited with the participant's and Tupperware's contributions and allocation of plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance. All amounts in participant accounts are participant directed.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts. Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Hardship withdrawals may be made only under limited circumstances. To qualify for a hardship withdrawal, the participant must be an active participant with an available pre-tax balance, all other non-hardship, in-service withdrawals must have been made, all loanable assets from the Plan must have been exhausted and the participant must declare that the hardship withdrawal meets one of the Internal Revenue Service's safe harbor provisions.

Note 1 - Description of the Plan (Continued)

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and loans bear interest at the prime rate plus one percentage point. The prime rate is defined as that published by the Wall Street Journal at the beginning of the month the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. During 2009, $89,098 of forfeitures were applied to reduce Company contributions. At December 31, 2009 and 2008, the forfeited nonvested amount available to reduce future contributions was $127,958 and $179,718, respectively.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. Investments in common stock and money market funds are valued at the closing price reported on the active market on which the individual securities are traded. The units of common/collective trust fund are stated at fair value, which is estimated using the net asset value per share as determined by the issuer of the fund based on the fair market value of the underlying investments and wrap contracts.

Note 2 - Summary of Significant Accounting Policies (Continued)

Participant loans, all of which mature by the end of 2014 and are secured by vested account balances of borrowing participants, are included at their amortized cost, which approximates fair value at December 31, 2009.

The fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust, Fidelity Managed Income Portfolio. Consequently, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Purchases and sales of investments by the Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their fair market value.

For the purposes of participant account allocation, the Stock Fund is tracked on a unitized basis. The Stock Fund consists of Tupperware Brands Corporation common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Stock Fund's daily cash needs. The value of a unit reflects the combined market value of Tupperware's common stock and the cash investments held by the Stock Fund. At December 31, 2009, 491,280 units were outstanding with a value of $33.48 per unit. At December 31, 2008, 519,207 units were outstanding with a value of $15.96 per unit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Administrative Expenses

Certain administrative, legal and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Expenses relating to participant transactions or loan service fees are deducted from those participants' accounts as transactions occur. Remaining costs, such as audit costs, are absorbed by the Company.

New Accounting Standards

In February 2008, the Financial Accounting Standards Board (FASB) amended the Fair Value Measurements and Disclosures Topic of the FASB ASC in order to delay the effective date of fair value measurement for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Plan adopted this standard January 1, 2009. The adoption of this amended standard did not have a material impact on the Plan's financial statements.

In April 2009, the FASB amended the Fair Value Measurements and Disclosures Topic to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability and additional guidance on circumstances that may indicate a transaction is not orderly. Additional financial statement disclosures are also required about an entity's fair value measurements in annual and interim reporting periods. The Plan adopted these amendments effective January 1, 2009. The adoption did not have a material impact on the Plan's financial statements.

In May 2009, FASB updated the Subsequent Events Topic of the FASB Accounting Standards Codification (ASC) in order to establish standards of accounting for the disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued. The effect of all subsequent events that existed as of the balance sheet date must be recognized in the financial statements. For those events that did not exist as of the balance sheet date, but arose after the balance sheet date and before the financial statements are issued, recognition is not required, but depending on the nature of the event, disclosure may be required in order to keep the financial statements from being misleading. The Plan adopted these provisions, prospectively, as of December 31, 2009.

The MCEB has evaluated subsequent events from the December 31, 2009 statement of net assets available for benefits date through the date these financial statements were filed with the Securities and Exchange

Note 2 - Summary of Significant Accounting Policies (Continued)

Commission (SEC). No events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "*Measuring Liabilities at Fair Value*" ("ASU 2009-05") which amends the Fair Value Measurements and Disclosures Topic of FASB ASC to provide further guidance on the application of fair value measurements, due to the general lack of observable market information available for liabilities. These amendments to the Fair Value Measurements and Disclosures Topic identify valuation techniques which can be used to measure the fair value of a liability when a quoted price in an active market is not available. ASU 2009-05 is effective for the reporting period ending December 31, 2009. The Plan adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009. The adoption did not have a material impact on the Plan's financial statements.

In September 2009, the FASB issued ASU No. 2009-12, "*Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*" ("ASU 2009-12"), which amends the Fair Value Measurements and Disclosures Topic of FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009. The Plan adopted these amendments effective January 1, 2009. The adoption did not have an impact on the Plan's financial statements.

In September 2009, the FASB issued new implementation guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. The Company has evaluated the Plan's tax positions and concluded that the Plan has maintained its tax exempt status and has not taken any uncertain tax positions that require adjustments to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Future Adoption of Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, "*Improving Disclosures about Fair Value Measurements*" ("ASU 2010-06"), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances

Note 2 - Summary of Significant Accounting Policies (Continued)

and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan's current fair value disclosures.

In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the Security Exchange Commission (SEC) and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Company adopted the amendments upon issuance with no material impact to the Plan's financial statements.

Note 3 - Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common/collective trust, common stock and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.

During the years ended December 31, 2009 and 2008, the Plan held investments in the Fidelity Managed Income Portfolio (MIP), which is a common/collective trust fund managed by Fidelity Investments. Certain plan sponsor events limit the ability of the Plan to transact contract value with the MIP. Such events include: (1) the Plan's failure to qualify under section 401(a) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes for employee contributions, (3) changes in laws or regulations that could have a material adverse effect on the MIP fund's cash flow, (4) any transfer of assets from the MIP directly to a competing investment options or (5) communication to participants influencing them to not invest in the MIP fund. The MCEB does not believe any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the issuer or otherwise.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 4 - Fair Value Measurements

Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009:

	Basis of Fair Value Measurements			
	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2009
Mutual funds				
Asset allocation funds	$ 25,967,395			$ 25,967,395
Index fund	5,840,576			5,840,576
Domestic equity funds	5,659,200			5,659,200
Growth fund - international	4,925,438			4,925,438
Growth fund - small cap	4,696,118			4,696,118
Income fund	339,874			339,874
Tupperware Brands Corp. common stock	16,204,450			16,204,450
Money market funds	248,298			248,298
Common/collective trust		16,471,591		16,471,591
Participant loans			1,934,908	1,934,908
Total investments at fair value	$ 63,881,349	$ 16,471,591	$ 1,934,908	$ 82,287,848

Note 4 - Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Basis of Fair Value Measurements			
	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2008
Mutual funds				
Asset allocation funds	$ 18,391,837			$ 18,391,837
Index fund	4,210,390			4,210,390
Domestic equity funds	3,571,392			3,571,392
Growth fund - international	3,508,499			3,508,499
Growth fund - small cap	3,458,773			3,458,773
Income fund	100,973			100,973
Tupperware Brands Corp. common stock	8,182,102			8,182,102
Money market funds	99,647			99,647
Common/collective trust		16,657,994		16,657,994
Participant loans			1,859,458	1,859,458
Total investments at fair value	$ 41,523,613	$ 16,657,994	$ 1,859,458	$ 60,041,065

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

	Level 3 Assets Year Ended December 31, 2009
	Participant Loans
Balance as of January 1, 2009	$ 1,859,458
Issuances, repayments and settlements, net	75,450
Balance as of December 31, 2009	$ 1,934,908

Note 5 – Net Asset Value per Share

The following table sets forth a summary of the Plan's investments for which fair value is estimated using the net asset value per share as of December 31, 2009:

	Fair Value Estimated Using Net Asset Value per Share				
	Fair Value	Unfunded Commitment	Redemption Frequently	Other Redemption Restrictions	Redemption Notice Period
Common/collective trust fund:					
Fidelity Managed Income Portfolio (a)	$ 16,471,591	$ -	Immediate	None	None
Total	$ 16,471,591	$ -			

(a) The Fidelity Managed Income Portfolio fund's (MIP) investment strategy is to seek the preservation of capital and to provide a competitive level of income by investing in assets (typically fixed-income securities or bond funds) and entering into wrap contracts issued by third parties. The MIP also may invest in future and option contracts, swap agreements and cash equivalents represented by shares in a money market fund. See notes 1 and 3 for more information on the MIP fund.

Note 6 - Termination of the Plan

It is the intent of the Company that the Plan continues into the future. However, the MCEB, with approval of the Compensation Committee, reserves the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

Note 7 - Tax Status

The Plan has obtained a favorable determination letter from the Internal Revenue Service, dated August 12, 2003, on its tax status. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Note 8 – Investments

Other Investments Related Disclosures

Investments that represented five percent or more of the Plan's end of the year net assets available for benefits at December 31, 2009 and 2008, were as follows:

Description	December 31, 2009	December 31, 2008
Fidelity Managed Income Portfolio *	$ 16,777,883	$ 17,556,559
Tupperware Brands Corporation Common Stock	16,204,450	8,182,102
Fidelity Freedom 2030 Fund	8,627,027	5,862,423
Fidelity Freedom 2010 Fund	5,804,039	4,417,500
Spartan 500 Index Fund	5,840,576	4,210,390
Fidelity Diversified International Fund	4,925,438	3,508,499
Fidelity Freedom 2020 Fund	4,468,079	***
Fidelity Small Cap Independence Fund	4,696,118	3,458,773
Dodge & Cox Stock Fund	4,716,342	3,243,138
Fidelity Freedom Income	**	3,196,370

* At contract value
** Investment did not exceed 5% in 2009
*** Investment did not exceed 5% in 2008

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2009
Mutual funds	$ 9,326,572
Tupperware Brands Corp. common stock	8,551,784
Net appreciation in fair value of investments	$ 17,878,356

The Plan's investments are held, invested and administered by Fidelity. Fidelity administers the Plan pursuant to a Trust agreement dated September 1, 2000.

Net gains and losses are computed by the Trustee. Investment earnings are automatically reinvested into the fund from which they are derived.

Note 9 - Related Party Transactions

Certain Plan investments are shares of investments managed by Fidelity, the Trustee of the Plan. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for

Note 9 - Related Party Transactions (Continued)

trustee, administrative and performance management fees in the amount of $32,735; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2009 and 2008, the current value and number of shares was $16,204,450 and 347,959 and $8,182,102 and 360,445, respectively. During 2009, the Plan purchased and sold on the open market 19,886 shares for $699,408 and 7,400 shares for $169,973, respectively. Purchases of shares were from reinvesting dividend and interest income received by the Tupperware Brands Corporation Stock Fund.

Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 and change in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$ 82,580,454	$ 60,937,332
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(306,292)	(898,566)
Net assets available for benefits per the Form 5500	$ 82,274,162	$ 60,038,766

	December 31, 2009
Change in net assets available for benefits per the financial statements	$ 21,643,122
Change in adjustment from contract value to fair value for fully benefit responsive investment contracts	592,274
Change in net assets available for benefits per the Form 5500	$ 22,235,396

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
E.I.N. 36-4062333 PLAN NO. 002
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d)**	(e) Current Value
	Common/Collective Trust			
*	Fidelity Managed Income Portfolio	16,777,883 shares		$ 16,471,591
	Mutual Funds			
*	Fidelity Freedom 2030 Fund	696,289 shares		8,627,027
*	Fidelity Freedom 2010 Fund	463,952 shares		5,804,039
	Spartan 500 Index Fund	148,125 shares		5,840,576
*	Fidelity Diversified International Fund	175,908 shares		4,925,438
*	Fidelity Small Cap Independence Fund	337,365 shares		4,696,118
	Dodge & Cox stock	49,057 shares		4,716,342
*	Fidelity Freedom Income Fund	360,784 shares		3,874,823
*	Fidelity Freedom 2020 Fund	356,022 shares		4,468,079
*	Fidelity Freedom 2000 Fund	141,832 shares		1,609,799
*	Fidelity Freedom 2040 Fund	186,170 shares		1,332,980
	American Fund - Growth Fund of America	23,298 shares		635,569
	Western Asset Core Bond Fund	32,003 shares		339,874
*	Fidelity Freedom 2050 Fund	30,018 shares		250,648
	Goldman Sachs Midcap Value Fund	10,534 shares		307,289
	Total Mutual funds			47,428,601
	Common stock			
*	Tupperware Brands Corporation, Common Stock $0.01 par	347,959 shares		16,204,450
	Money Market Funds			
*	Fidelity Institutional Cash Portfolio	248,298 shares		248,298
*	**Participant Loans**			
	Interest rates ranged from 4.25% - 9.25% terms from 1 to 5 years	Maturing through 2014		1,934,908
	Total investments, at fair value			$ 82,287,848

*Identified as a party-in-interest

** (d) Cost information has been omitted as all investments are participant directed.

McGladrey & Pullen, LLP
Certified Public Accountants


McGladrey

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-18331) on Form S-8 of Tupperware Brands Corporation of our report dated June 24, 2010 relating to the financial statements and supplemental schedule of the Tupperware Brands Corporation Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Tupperware Brands Corporation Retirement Savings Plan for the years ended December 31, 2009 and 2008.

Orlando, Florida
June 24, 2010

McGladrey & Pullen LLP